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SEC FILE NUMBER
8-70514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NINTH ETERNITY SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 BROADWAY, 14TH FLOOR
(No. and Street)

CAMBRIDGE	MA	02412
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MONIQUE ROMERO	212-668-8700	MROMERO@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAUER & COMPANY, LLC
(Name – if individual, state last, first, and middle name)

P.O BOX 27887	AUSTIN	TX	78755
(Address)	(City)	(State)	(Zip Code)

November 20, 2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN QIAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NINTH ETERNITY SECURITIES LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

The Commonwealth of Massachusetts
On this 16th day of February 2022, Steven Jun Qian personally appeared before me, and proved to me through satisfactory evidence of identification, which were MA DL to be the person whose name is signed on the preceding or attached document in my presence.

Mina Tadrous
Mina Tadrous, Notary Public
My Commission Expires January 20, 2026

MINA TADROUS
MY COMMISSION EXPIRES JANUARY 20, 2026
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature: ____________

Title:
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ninth Eternity Securities LLC

Report on Audit of Financial Statements
and Supplementary Information

For the period from December 1, 2020 to December 31, 2021
(With report of independent registered public accounting firm)

Contents

BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Ninth Eternity Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ninth Eternity Securities, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the period from December 1, 2020 to December 31, 2021, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ninth Eternity Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the period from December 1, 2020 to December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ninth Eternity Securities, LLC's management. Our responsibility is to express an opinion on Ninth Eternity Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ninth Eternity Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Ninth Eternity Securities, LLC.'s financial statements. The supplemental information is the responsibility of Ninth Eternity Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Ninth Eternity Securities, LLC's auditor since 2021.

Austin, Texas
January 19, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	594,669
Deposits with clearing organizations		9,839
Prepaid expenses and other assets		3,794
TOTAL ASSETS	$	608,302
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	100
TOTAL LIABILITIES		100
MEMBERS' EQUITY		608,202
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	608,302

The accompanying notes are an integral part of these financial statements.

Ninth Eternity Securities LLC

Statement of Operations
For the Period from December 1, 2020 to December 31, 2021

REVENUE:	
Commission income	$ -
Total revenue	-
OPERATING EXPENSES:	
Salaries and related expenses	112,467
Professional fees	159,411
Regulatory fees	11,698
Rent	4,098
Dues and subscriptions	2,498
Insurance	2,432
Office and other	2,484
Clearance charges	161
Total operating expenses	295,249
NET LOSS	$ (295,249)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Period from December 1, 2020 to December 31, 2021

MEMBERS' EQUITY, December 1, 2020	$ 903,451
Net loss	(295,249)
MEMBERS' EQUITY, December 31, 2021	$ 608,202

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Period from December 1, 2020 to December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(295,249)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in security deposits		(9,839)
Increase in prepaid expenses		(3,794)
Decrease in accounts payable		(10,280)
Net cash used in operating activities		(319,162)
Net decrease in cash		(319,162)
CASH AT DECEMBER 1, 2020		913,831
CASH AT DECEMBER 31, 2021	$	594,669
Supplemental Disclosures of Cash Flow Information:		
Income Taxes Paid		-
Interest Paid		-
	$	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
For the Period from December 1, 2020 to December 31, 2021

1. Organization and Nature of Business

Ninth Eternity Securities, LLC, (the "Company") was incorporated in the State of Delaware on January 1, 2020. As of December 9, 2020, the Company became registered with the National Futures Association ("NFA.") As of April 5, 2021, The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has presented audited financial statements in compliance with NFA, with the approval of FINRA.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Members have signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company's cash at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition - ASC 606
Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

d) Income Taxes
The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the members. The Company is subject to New York City Unincorporated Business Tax at 4% of taxable profits. The Company did not record any New York City Unincorporated Business Tax as a result of the net loss for the year ended December 31, 2021. Any deferred tax asset is offset by a full valuation allowance as of December 31, 2021.

e) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2021, and does not expect any material adjustments to be made.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2021, the Company had net capital of $604,408, which was $354,408 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .02% at December 31, 2021.

4. Commitments and Contingencies

a) Leases
The Company currently has a month to month lease for one of its executives. The total lease expense is disclosed in the statement of operations.

b) Litigation
The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

c) Risk Management
The Company maintains various forms of insurance that the Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

d) COVID-19
In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the COVID-19 virus. Significant uncertainties about the duration and effects of the pandemic have created uncertainties in the current business environment with federal, state, and local governments recommending significant decreases in person-to-person interaction in addition to changes in other common business practices during the duration of the pandemic, including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is unable to estimate the potential impact on the Company's operations.

5. Subsequent Events
The Company has evaluated subsequent events through January 19, 2022, the date of the Report of Independent Registered Public Accounting Firm.

There are no subsequent events requiring disclosure.

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

MEMBERS' EQUITY	$	608,202
LESS: NON-ALLOWABLE ASSETS AND HAIRCUTS		
Non-allowable assets:		
Prepaid expenses and other assets		(3,794)
NET CAPITAL	$	604,408
AGGREGATE INDEBTEDNESS ("AI"):		
Accounts payable	$	100
COMPUTATION OF MINIMUM NET CAPITAL		
Statutory minimum net capital required	$	250,000
One eigth of aggregate indebtedness	$	13
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	250,000
Excess net capital	$	354,408
Excess net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	304,408
Percentage of aggregate indebtedness to net capital		0.02%

No material differences were noted between the audited financial statements and the December 31, 2021, Part IIA FOCUS report of Ninth Eternity Securities LLC, filed January 7, 2022, with respect to the Computation of Net Capital under Rule 15c3-1.

Other Information
For the Period from December 1, 2020 to December 31, 2021

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customers funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Ninth Eternity Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Period from December 1, 2020 to December 31, 2021, in which (1) Ninth Eternity Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ninth Eternity Securities, LLC claimed exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Ninth Eternity Securities, LLC stated that Ninth Eternity Securities, LLC met the identified exemption provisions throughout the period from December 1, 2020 to December 31, 2021 without exception. Ninth Eternity Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ninth Eternity Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
January 19, 2022

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Ninth Eternity Securities LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Ninth Eternity Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the period from December 1, 2020 to December 31, 2021.

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: Interactive Brokers LLC

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period from December 1, 2020 to December 31, 2021 without exception.

I, Steven Qian ______, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: CEO

1/19/2022

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member of
Ninth Eternity Securities, LLC

In planning and performing our audit of the financial statements of Ninth Eternity Securities, LLC (the "Company"), as of and for the year ended December 31, 2021, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer assets, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraphs of this report, were adequate at December 31, 2021, to meet the CFTC's objectives.

This report is intended solely for the information and use of the members, management, the CFTC, and other regulatory agencies that rely on Rule 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
January 19, 2022